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                                                                 Exhibit 1
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NEWS RELEASE
THE LACLEDE GROUP
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                                       720 OLIVE STREET, ST. LOUIS, MO 63101

                                       CONTACT: Richard N. Hargraves
                                               (314) 342-0652
FOR IMMEDIATE RELEASE
   October 25, 2001

THE LACLEDE GROUP ANNOUNCES FISCAL 2001 RESULTS

         ST. LOUIS, MO-- The Laclede Group, Inc. (NYSE: LG) today released the earnings results for Laclede Gas Company's fiscal year 2001, the 12-month period ended September 30, 2001.
         Effective October 1, 2001, The Laclede Group became the parent company of Laclede Gas Company. Accordingly, to the extent information in this release relates to the year ended September 30, 2001, that information relates entirely to Laclede Gas Company and not The Laclede Group.
         The primary use for natural gas in Laclede's service area is for residential and commercial heating. Colder weather results in increased volumes of natural gas sold and transported, thus contributing to higher earnings. Heating season temperatures in Laclede's service area during fiscal 2001 were 10% colder than normal and 30% colder than in fiscal 2000 -- which was the third warmest heating season on record. As a result, Laclede's earnings for fiscal 2001, at $1.61 per share, were up nearly 18% over the Company's fiscal 2000 earnings of $1.37 per share.
         However, the earnings benefit from the colder weather experienced during fiscal year 2001 was offset by higher expenses that resulted from last winter's record high wholesale natural gas prices. These included a higher provision for uncollectible accounts


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and higher carrying costs reflecting the interest and other costs incurred by Laclede from the date it purchased gas in the wholesale market to the time it received payment from its customers. Laclede does not benefit from higher wholesale natural gas prices, which are set in a competitive national market, but passes its actual purchased gas costs through to customers. In addition to the increased costs related to last winter's high wholesale gas prices, fiscal 2001 expenses were higher, when compared with fiscal 2000, due to the formation of a holding company and other increased costs of doing business.
         Of the Company's $1.61 earnings, 29 cents per share were attributable to Laclede's Gas Supply Incentive Program (GSIP). The GSIP is an incentive-based program under which Laclede shared certain gains and losses related to the acquisition and management of its gas supply assets in comparison to established benchmarks. During fiscal 2001, Laclede's GSIP produced savings to customers of $30.4 million and pre-tax income to shareholders of $9.0 million. These benefits, which were generated overwhelmingly by transactions involving out-of-state natural gas producers and marketers, were used to help lower the bills paid by Laclede's Missouri customers. The benefits were achieved through new, innovative gas supply arrangements developed by Laclede, many of which involved the Company assuming increased risk. The incentive structure rewarded Laclede for its cost-savings effectiveness by permitting it to retain for its shareholders a portion of the total gas cost savings it achieved. During the five years of its operation, Laclede's GSIP has generated more than $160 million in benefits -- nearly 80% of which went to reduce customer costs.
          Despite the fact that a Missouri Public Service Commission task force has identified incentive programs as a way to control gas costs in the State, the Commission recently decided to eliminate Laclede's GSIP. Laclede has requested rehearing and


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clarification on the decision and will evaluate the option of seeking judicial review, if necessary, to retain this important method of holding down gas costs within the current competitive national supply system.
         For further details concerning Laclede's fiscal 2001 results, see the accompanying unaudited Statement of Consolidated Income. The Laclede Group's Annual Report to Shareholders for fiscal 2001 will be distributed in mid-December.

         Note: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-Q for the quarter ended June 30, 2001, filed with the Securities and Exchange Commission.


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                                                 UNAUDITED
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STATEMENTS OF CONSOLIDATED INCOME

LACLEDE GAS COMPANY
AND SUBSIDIARY COMPANIES
(In Thousands Except Per Share Amounts)

                                                                       THREE MONTHS ENDED          TWELVE MONTHS ENDED
                                                                          SEPTEMBER 30,                SEPTEMBER 30,
                                                                  --------------------------    --------------------------
                                                                      2001           2000           2001           2000
                                                                      ----           ----           ----           ----
OPERATING REVENUES:
     Utility operating revenues                                   $    78,465    $    70,364    $   929,517    $   531,152
     Non-utility operating revenues                                    12,976         10,806         72,592         34,976
                                                                  -----------    -----------    -----------    -----------
                                      Total operating revenues         91,441         81,170      1,002,109        566,128
                                                                  -----------    -----------    -----------    -----------

OPERATING EXPENSES:
    Utility operating expenses
         Natural and propane gas                                       38,868         31,603        645,761        295,263
         Other operation expenses                                      23,281         21,014        101,936         87,063
         Maintenance                                                    4,913          4,697         19,327         18,644
         Depreciation and amortization                                  6,627          6,434         26,337         24,774
         Taxes, other than income taxes                                 8,232          7,517         65,077         42,799
                                                                  -----------    -----------    -----------    -----------
                              Total utility operating expenses         81,921         71,265        858,438        468,543
    Non-utility operating expenses                                     13,164         10,566         71,346         34,269
                                                                  -----------    -----------    -----------    -----------
                                      Total operating expenses         95,085         81,831        929,784        502,812
                                                                  -----------    -----------    -----------    -----------
OPERATING INCOME (LOSS)                                                (3,643)          (661)        72,325         63,316
OTHER INCOME AND INCOME DEDUCTIONS - NET                                  (39)           (98)         1,417            762
                                                                  -----------    -----------    -----------    -----------
INCOME BEFORE INTEREST AND INCOME TAXES                                (3,682)          (759)        73,742         64,078
                                                                  -----------    -----------    -----------    -----------

INTEREST CHARGES:
    Interest on long-term debt                                          5,204          3,811         18,372         15,164
    Other interest charges                                                987          2,479         10,067          8,844
                                                                  -----------    -----------    -----------    -----------
                                        Total interest charges          6,191          6,290         28,439         24,008
                                                                  -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES                                      (9,873)        (7,049)        45,303         40,070
INCOME TAX EXPENSE (BENEFIT)                                           (4,795)        (3,657)        14,831         14,105
                                                                  -----------    -----------    -----------    -----------
NET INCOME (LOSS)                                                      (5,078)        (3,392)        30,472         25,965
DIVIDENDS ON PREFERRED STOCK                                               21             23             87             93
                                                                  -----------    -----------    -----------    -----------
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK                        $    (5,099)   $    (3,415)   $    30,385    $    25,872
                                                                  ===========    ===========    ===========    ===========

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                            18,878         18,878         18,878         18,878
EARNINGS (LOSS) PER SHARE OF COMMON STOCK                              ($0.27)        ($0.18)         $1.61          $1.37


NOTE:  CERTAIN PRIOR-PERIOD AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO CURRENT-YEAR PRESENTATION.
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